Exhibit 17.1

[Letterhead of James R. Butler]

September 13, 2004

Frank E. O’Donnell, Jr. MD

Chairman and CEO

BioDelivery Sciences International, Inc.

UMDNJ-New Jersey Medical School

185 South Orange Avenue

Administrative Building 4

Newark, NJ 07103

Dear Frank:

Effective today, I hereby tender my resignation as a member of the Board of Directors of BioDelivery Sciences International, Inc.

As you know, I am a member of the board of directors of another company. This company has recently made me aware of a potential conflict of interest between such company and BDSI. As a result of this potential conflict, I have elected at this time to step down from the BDSI board.

Please know that my resignation is only a result of this potential conflict of interest and not as a result of any disagreement between myself and BDSI, its management, board of directors or the audit committee of the board of directors on which I presently serve.

Thank you for giving me the opportunity to have been a part of BDSI. I wish you and the company the best of luck.

Sincerely,

/s/ James R. Butler
James R. Butler